November 19, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

    Columbia Limited Duration Credit Fund

Post-Effective Amendment No. 70

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on November 7, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1:	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its Registration Statement within 15 days of the effective date of the annual update to its Registration Statement.

Response:	So confirmed.

Comment 2:	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently being triggered, then please remove the footnote disclosing the contractual fee waiver arrangement.

Response:	The disclosure relating to expense caps will be removed if the cap it not triggered when the Fund’s Registration Statement becomes effective.

Comment 3:	Please state the terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived during a prior period.

Comment 4:	The first paragraph of the Fund’s Principal Investment Strategies indicates that the Fund will primarily invest in debt securities with short- and intermediate-term maturities. Please disclose the range of maturities within which the Fund intends to primarily invest.

Response:	The first paragraph of the Fund’s Principal Investment Strategies will be revised to state that the Fund will primarily invest in debt securities with short- and intermediate-term maturities generally similar to those included in the Fund’s benchmark index. (Emphasis added)

Comment 5:	The first paragraph of the Fund’s Principal Investment Strategies indicates that the Fund may invest up to 25% of its net assets in foreign investments, including emerging markets. Please supplementally describe how the Fund determines emerging markets investments.

Response:	For these purposes, emerging market countries are generally those either defined by World Bank-defined per capita income brackets or determined to be an emerging market based on the Fund investment team’s qualitative judgments about a country’s level of economic and institutional development, among other factors.

Comment 6:	The Fund’s Credit Risk disclosure, under Principal Risks of Investing in the Fund, includes disclosure that credit risk is “generally less of a factor for obligations backed by the “full faith and credit” of the U.S.

Government.” Please consider revising the disclosure as it may not be appropriate for a fund that intends to invest at least 80% of its net assets in corporate bonds.

Response:	The disclosure will be revised to remove the reference to U.S. Government obligations in which the Fund does not intend to primarily invest.

Comment 7:	Please confirm that the Fund’s highest and lowest calendar quarter returns that will be shown in the prospectus are included in the period shown in the bar chart.

Response:	So confirmed.

Comment 8:	The Fund’s principal investment strategies disclose that the Fund chooses investments, in part, by “Targeting an average portfolio duration within one year of the duration of the [benchmark] Index.” Please include the benchmark’s duration as of a recent point in time.

Response:	The disclosure will be revised to include the duration of the Fund’s benchmark index as of a recent point in time.

Comment 9:	The Fund’s prospectus includes general disclosure under the caption “Other Investment Strategies and Risks” derivative transactions in which the Fund may invest and certain risks thereof. Please supplementally explain how this disclosure comports with the observations and guidance contained in the letter to the Investment Company Institute from Mr. Barry D. Miller, Associate Director of the Commission’s Office of Legal and Disclosure, dated July 30, 2010 (the “Barry Miller Letter”).

Response:	The Fund’s disclosure regarding investments in derivative instruments is consistent with the guidance included in the Barry Miller Letter as it is not part of the Fund’s principal investment strategies disclosure in response to Item 4 of Form N-1A. Instead, this disclosure is included elsewhere in the prospectus in accordance with General Instruction 3(b) of Form N-1A in order to better inform investors about certain derivatives instruments in which the Fund may invest and the risks of such investments.

Comment 10:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Registrant agrees to make such representations.

The Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.